FOR IMMEDIATE RELEASE       Contact - Guy T. Marcus
August 22, 1995                       Vice President-Inv. Rel.
                                      (214) 978-2691

          HALLIBURTON VICE CHAIRMAN W. BERNARD (BER) PIEPER TO RETIRE

     DALLAS, Texas -- Halliburton Company (NYSE-HAL) today announced that W.Bernard (Ber) Pieper, vice chairman and chief operating officer,will retire at the end of 1995. Pieper, 63, will serve as an advisor and consultant to the company through October 1997.

     Pieper has worked for Halliburton for over 38 years. Before becoming vice chairman, he was employed by Halliburton's Brown & Root,Inc. subsidiary for 35 years. He was named president of Brown & Root in January 1989 and president and chief executive officer in July 1990.

     Pieper moved to Halliburton's corporate office as vice chairman in June 1992. He has been responsible for the company's quality improvement programs, strategic planning and organizational development activities. In March 1994 Pieper assumed additional responsibilities of chief operating officer for Halliburton Company.

     Thomas H. Cruikshank, chairman of the board and chief executive officer of Halliburton Company, said, "Ber Pieper has been instrumental in both shaping Halliburton as it exists today and developing the strategies which will help the company expand and grow in the future.

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     "We are grateful for the many significant contributions he has made to this company over his long career," Cruikshank said, "and we wish him well in any future endeavors he may undertake."

     During his career with Brown & Root, Pieper held key engineering and operations management positions, both in the United States and abroad. In March 1972 he was named vice president of marine engineering. From 1979 until his promotion to president of Brown & Root he served as senior executive vice president of operations.

     Pieper was graduated with B.A. and B.S. degrees from Rice University in 1954. From 1957 through 1958 he did postgraduate studies at the University of Houston. He is a fellow of the American Society of Civil Engineers, a member of Sigma Tau and Tau Beta Pi engineering honor societies, and a former member of the executive boards for the Texas Association of Taxpayers and the Texas Research League.

     Pieper also serves on the boards of two organizations at Rice University--the George R. Brown School of Engineering advisory board and the Jones Graduate School of Administration council of overseers. He is the current chairman of the engineering advisory board.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

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